                                                                    EXHIBIT 99.1


STOLT-NIELSEN LIMITED                               [STOLT-NIELSEN LIMITED LOGO]


A subsidiary of                 Aldwych House            Tel:  +44 20 7611 8960
Stolt-Nielsen S.A.              71-91 Aldwych            Fax:  +44 20 7611 8965
                                London WC2B 4HN          www.stolt-nielsen.com
                                England


NEWS RELEASE
                                               CONTACT: RICHARD M. LEMANSKI
                                                        USA 1 203 625-3604
                                                        RLEMANSKI@STOLT.COM

                                                        VALERIE LYON
                                                        UK 44 20 7611 8904
                                                        VLYON@STOLT.COM


         STOLT-NIELSEN S.A. REPORTS FOURTH QUARTER AND YEAR-END RESULTS

LONDON, ENGLAND - FEBRUARY 28, 2003 - Stolt-Nielsen S.A. (Nasdaq: SNSA; Oslo Stock Exchange: SNI) today reported results for the fourth quarter and the year ended November 30, 2002. Net loss for the fourth quarter was $101.1 million, or $1.84 per Common share, on net operating revenue of $815.9 million, compared with a net loss of $2.6 million, or $0.05 per share, on net operating revenue of $752.7 million for the same quarter in 2001.

The results for the quarter include $84.9 million of non-recurring items composed of $84.2 million of write-offs after minority interests for impairment of goodwill and fixed assets, $1.4 million of SNTG restructuring costs and $0.7 million for a gain on sale of assets. Further details of these non-recurring items are provided in the attachment to this press release. Adjusted for non-recurring items, the net loss was $16.2 million or $0.29 per Common share for the quarter ended November 30, 2002 compared with the net loss of $6.9 million or $0.13 per share for the fourth quarter in 2001. The weighted basic average number of shares outstanding for the fourth quarter of 2002 was 55.0 million compared to 54.9 million for the same period of 2001.

Net loss for the year ended November 30, 2002 was $102.8 million, or $1.87 per Common share, on net operating revenue of $2,852.7 million, compared with a net income of $23.7 million, or $0.43 per share, on net operating revenue of $2,678.4 million for the same period in 2001. Adjusted for non-recurring items, the net loss was $16.0 million or $0.29 per Common share for the year ended November 30, 2002 compared with the net gain of $18.5 million or $0.34 per share in 2001. The weighted basic average number of shares outstanding for fiscal 2002 and 2001 was 54.9 million.

Commenting on the results, Niels G. Stolt-Nielsen, Chief Executive Officer of Stolt-Nielsen S.A. said, "After entering the year with high hopes, 2002 turned out to be a horrible year. The year was supposed to be a turnaround year for Stolt Offshore (SOSA), but problems on EPIC contracts and write-offs resulted in a major loss. We anticipated another year of depressed salmon prices for Stolt Sea Farm (SSF), but the result was far worse than we had forecasted. Unfortunately, all of this masked a solid performance from Stolt-Nielsen Transportation Group (SNTG) despite the weak global economic environment.

"As noted in press releases earlier this month, SNTG is cooperating with competition authorities in the United States (with respect to parcel tanker operations) and the European Union (with respect to deep sea parcel tanker and intra-European inland barge operations) in connection with investigations into possible collusive behavior. During the course of an internal investigation undertaken by SNTG, SNTG became aware of possible collusive behavior and notified the appropriate authorities. As a result, SNTG and its relevant affiliates, directors and employees, have been granted conditional amnesty from prosecution and fines, subject to the conditions of the amnesty programs, including continued cooperation.

Stolt-Nielsen Transportation Group (SNTG)

"For the full year, SNTG reported income from operations before restructuring charges of $133.4 million in 2002 compared to $151.5 million in 2001. After adjusting for the sale of the Chicago and Perth Amboy storage terminals in late 2001 and restructuring costs in 2002, SNTG posted results in 2002 broadly similar to 2001.

"SNTG's parcel tanker division's income from operations in 2002 was $92.8 million compared to $97.7 million in 2001. The decline was attributable to higher bunker costs in 2002 and the loss of income following the redelivery of nine simpler time charter ships, which operated primarily in the commodity chemical and clean petroleum markets. These markets were considerably weaker for most of 2002 compared to 2001. The Stolt Tanker Joint Service Index for the year was down about 2% in 2002 compared to 2001. Contract volumes remained strong throughout 2002 despite the slower global economic environment. In recent months, the business has benefited from the spillover impact of the strong product market as well as increased focus on quality tonnage as a result of the PRESTIGE disaster. The order book, while slightly higher, remains very manageable.

"SNTG's tank containers division delivered strong results in 2002. The income from operations of $21.7 million in 2002 rose from $17.7 million in 2001, and utilization increased to 75.8% in 2002 from 68.0% in 2001. The improvements were due to a combination of an 11% growth in shipments, a fleet rationalization program, expansion into the food grade market, and new operational software. Further improvements in utilization and an additional increase in shipments of 5-7% are envisioned for 2003.

"Income from operations for SNTG's terminal division was $18.9 million in 2002 compared to $23.9 million in 2001. The decline was entirely the result of the sale of the Chicago and Perth Amboy terminals in late 2001. Utilization remains high. SNTG is now starting to see the benefit of its long time strategy to integrate tankers with terminals. In 2002 in Houston, which is one of the most congested ports, we had some 105 days less waiting time for our ships compared to last year. This equates to just less than one third of one ship. During the past year we continued the build-out of our new terminal in Braithwaite, LA. The existing tanks are fully utilized and every indication is that the second expansion will be sold out before finished.

Stolt Offshore (SOSA)

"Before minority interest, SOSA reported a net loss for the full year of $151.9 million compared to a net loss of $14.2 million in 2001. The large loss was primarily due to goodwill and fixed asset impairments and losses on large EPIC contracts, primarily in West Africa. In December SOSA finalized changes to the covenants on its two major credit facilities and has recently announced the hiring of a new CEO and CFO.

"SOSA's backlog now stands at $1.6 billion of which $1.1 billion is for 2003. This compares with a backlog of $1.6 billion at this time last year of which $930 million was for 2002. While the margin in the backlog is positive, it will take some time for low margin contracts to work through SOSA's backlog. The utilization for the deepwater and heavy construction fleet this year is expected to be at about 80%, similar to 2002. The market for large diameter pipelay is weaker than last year and consequently the LB200 pipelay barge has just eleven weeks of work booked for this year compared to six months work at this time last year. The level of bids outstanding is now $4.3 billion compared to $3.0 billion at this time last year.

Stolt Sea Farm (SSF)

"For the full year, SSF reported a loss from operations of $20.0 million in 2002 compared to $0.4 million in 2001. Fourth quarter 2002 results before one-off items were considerably improved compared to 2001. The amounts for 2002 exclude $7.8 million of goodwill write-offs.

"In the fourth quarter 2002, salmon prices obtained by farmers in North America and Chile were higher than in the same quarter in 2001 and, with the exception of the East coast, in the previous quarter in 2002. In Europe, prices in the fourth quarter have continued their steady improvements, although this has not been as quick as some in the industry expected. Margins on sales in North America have suffered due to the difficulty of passing on higher prices to customers. In Europe margins have suffered due to the strength of the Norwegian currency. The fourth quarter results also included a write-down of goodwill associated with SSF's farming operations in the UK and Maine.

"The full-year result for 2002 reflects the very difficult year for salmon and trout pricing. In particular, we suffered from the worst market ever in Japan for salmon trout and coho. However, both our turbot operations in Iberia and bluefin tuna operation in Asia Pacific again posted solid results. Revenue from our Asia Pacific sales and marketing organization grew by about 50% for the year with profitable, although slightly lower, margins.

"With the industry biomass in most regions appearing to be stable, we expect overall salmon prices to be stable in 2003. We are placing increased focus on further reduction of our production costs.

Optimum Logistics (OLL) and SeaSupplier (SSL)

"Optimum Logistics and SeaSupplier made considerable progress in 2002 as both ventures more than doubled revenues and substantially cut costs. OLL was recently selected by Elemica, a consortium of 46 of the world's largest chemical companies, as its exclusive bulk marine and preferred container marine supply chain partner. This endorsement by Elemica should accelerate our goal of making OLL the industry standard for connecting marine carriers and other service providers to the chemical industry. Both OLL and SSL have excellent products and have made substantial progress in the execution of their business plans. Their success however is somewhat tied to a rebound in Information Technology spending.

Outlook

"We firmly believe that the measures we have taken in each of our businesses combined with anticipated better markets should result in improved 2003 earnings. At this time we are not giving full year earnings guidance," Mr. Stolt-Nielsen concluded.

Stolt-Nielsen S.A. is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. The Company also owns 63 percent of Stolt Offshore S.A. (Nasdaq: SOSA; Oslo Stock
Exchange: STO), which is a leading offshore contractor to the oil and gas industry. Stolt Offshore specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia.

This news release contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Additional information concerning these factors is contained from time to time in the Stolt-Nielsen S.A. U.S. SEC filings, including but not limited to the Stolt-Nielsen S.A. report on Form 20-F for the year ended November 30, 2001. Copies of these filings may be obtained by contacting the Company or the U.S. SEC.


------------------------------------------------------------------------------------------------------------------
                                  Conference Call Details                         PostView Facility
------------------------------------------------------------------------------------------------------------------
       Date & Time                     March 3, 2003                   Available directly after the conference
                                     10AM EST (3PM GMT)                           Until 5:00PM EST
                                                                             on Wednesday, March 5, 2003
------------------------------------------------------------------------------------------------------------------
          Phone             +1-800-314-7867 (in U.S.)                         +1-888-203-1112 (in U.S.)
                            +1-719-867-0640 (outside U.S.)                    +1-719-457-0820 (outside U.S.)
------------------------------------------------------------------------------------------------------------------
    Reservation Number                     454016                                      454016
------------------------------------------------------------------------------------------------------------------
 Live Webcast conference call is available via the company's Internet site www.stolt-nielsen.com commencing on
Monday, March 3, 2003 at 10:00AM EST (3:00PM GMT). A playback of the conference call commences on
            Monday, March 3, 2003 after 12:00 noon EST (5:00PM GMT).
--------------------------------------------------------------------------------------------------------------------

                                  - end text -
                                - tables follow -

                                STOLT-NIELSEN S.A. AND SUBSIDIARIES
                                 CONSOLIDATED STATEMENTS OF INCOME
                          (IN U.S. DOLLAR THOUSANDS, EXCEPT PER SHARE DATA)


                                                                               THREE MONTHS ENDED           TWELVE MONTHS ENDED
                                                                          ----------------------------  ----------------------------
                                                                            NOVEMBER 30,  NOVEMBER 30,  NOVEMBER 30,   NOVEMBER 30,
                                                                                   2002          2001          2002           2001
                                                                          -------------- -------------   -----------    ------------

NET OPERATING REVENUE                                                      $   815,894    $   752,718    $ 2,852,709    $ 2,678,416
Operating expenses                                                             762,277        686,663      2,584,684      2,326,580
                                                                           -----------    -----------    -----------    -----------

GROSS PROFIT                                                                    53,617         66,055        268,025        351,836

Equity in net income (loss) of non-consolidated joint ventures                  (1,726)         2,447         13,981         13,014
Administrative and general expenses                                            (54,643)       (52,868)      (210,636)      (209,499)
Restructuring charges                                                           (1,454)          --           (9,601)          --
Write-off of goodwill (a)                                                     (118,045)          --         (118,045)          --
Write-off of Comex tradename                                                      --           (7,932)          --           (7,932)
Gain (loss) on disposal of assets, net                                             667         13,361         10,262         14,275
Other operating income (expense)                                                   166            498         (3,110)         1,219
                                                                           -----------    -----------    -----------    -----------
       INCOME (LOSS) FROM OPERATIONS                                          (121,418)        21,561        (49,124)       162,913

Non-operating income/(expense):
       Interest expense, net                                                   (23,415)       (24,433)       (93,063)      (113,858)
       Foreign currency exchange gain (loss), net                                  549         (3,032)         1,155         (2,056)
                                                                           -----------    -----------    -----------    -----------
       INCOME (LOSS) BEFORE INCOME TAX PROVISION AND MINORITY INTEREST        (144,284)        (5,904)      (141,032)        46,999

Income tax provision                                                           (10,156)        (2,820)       (17,969)       (27,561)
                                                                           -----------    -----------    -----------    -----------
       INCOME (LOSS) BEFORE MINORITY INTEREST                                 (154,440)        (8,724)      (159,001)        19,438

Minority interest                                                               53,345          6,140         56,196          4,254
                                                                           -----------    -----------    -----------    -----------

       NET INCOME (LOSS)                                                   $  (101,095)   $    (2,584)   $  (102,805)   $    23,692
                                                                           ===========    ===========    ===========    ===========



PER SHARE DATA
Net income (loss) per share:
       Basic                                                               $     (1.84)   $     (0.05)   $     (1.87)   $      0.43
       Diluted                                                             $     (1.84)   $     (0.05)   $     (1.87)   $      0.43

Weighted average number of Common shares and equivalents outstanding:
       Basic                                                                    54,949         54,918         54,930         54,870
       Diluted                                                                  54,949         54,918         54,930         55,303

SELECTED CASH FLOW DATA
Capital expenditures and acquisition of subsidiaries                       $    29,743    $    39,625    $   122,742    $   292,938

Depreciation and amortization (excluding drydocking)                       $    56,479    $    58,782    $   209,131    $   211,427
Depreciation and amortization (including write-off of goodwill and Comex
       tradename, and excluding drydocking)                                $   174,524    $    66,714    $   327,176    $   219,359


Note: Certain prior period amounts for gain on disposal of assets, net and other non-operating income (expense) have been reclassified to conform to the current presentation. Also, the third quarter 2002 amounts for net operating revenue and operating expenses for Stolt Parcel Tankers have been reduced by $5.9 million, with no impact on gross profit.

(a) Before minority interest of $39.5 million related to Stolt Offshore write-off of goodwill of $106.4 million.

                                  STOLT-NIELSEN S.A. AND SUBSIDIARIES
                                      CONSOLIDATED BALANCE SHEETS
                                       (IN U.S. DOLLAR THOUSANDS)


                                                                    November 30,     November 30,
                                                                            2002             2001
                                                                 ---------------    -------------

ASSETS
------

Cash and cash equivalents                                            $    22,873    $    24,865
Trade receivables, net                                                   572,994        566,628
Inventories                                                              231,498        186,695
Prepaid expenses                                                         113,969         89,728
Other current assets                                                      88,180         86,900
                                                                     -----------    -----------
     TOTAL CURRENT ASSETS                                              1,029,514        954,816

Fixed assets, net of accumulated depreciation                          2,395,125      2,511,713
Investment in non-consolidated joint ventures                            102,430        107,035
Goodwill and other intangible assets, net                                 85,957        222,651
Other non-current assets                                                 174,049        175,659
                                                                     -----------    -----------
     TOTAL ASSETS                                                    $ 3,787,075    $ 3,971,874
                                                                     ===========    ===========


LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

Loans payable to banks                                               $   331,985    $   284,083
Current maturities of long-term debt and capital lease obligations       165,067        133,016
Accounts payable                                                         434,993        383,272
Accrued liabilities                                                      332,359        305,443
                                                                     -----------    -----------
     TOTAL CURRENT LIABILITIES                                         1,264,404      1,105,814

Long-term debt and capital lease obligations                           1,155,010      1,275,755
Minority interest                                                        203,894        321,584
Other non-current liabilities                                            172,667        168,099
                                                                     -----------    -----------
     TOTAL LIABILITIES                                                 2,795,975      2,871,252

Capital stock and Founder's shares                                        62,639         62,607
Paid-in surplus                                                          340,893        384,199
Retained earnings                                                        778,290        894,897
Accumulated other comprehensive loss                                     (56,698)      (107,057)
Treasury stock                                                          (134,024)      (134,024)
                                                                     -----------    -----------
     TOTAL SHAREHOLDERS' EQUITY                                          991,100      1,100,622
                                                                     -----------    -----------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      $ 3,787,075    $ 3,971,874
                                                                     ===========    ===========

Total interest-bearing debt and capital lease obligations net of
     cash and cash equivalents:                                      $ 1,629,189    $ 1,667,989
                                                                     -----------    -----------

Minority interest in Stolt Offshore                                  $   192,428    $   309,882
                                                                     -----------    -----------




                                                STOLT-NIELSEN S. A. AND SUBSIDIARIES
                                                        OPERATING YARDSTICKS

                                                       1ST QUARTER          2ND QUARTER          3RD QUARTER        4TH QUARTER

STOLT PARCEL TANKERS DIVISION:
-------------------------------------------------------------------------------------------------------------------------------

JOINT SERVICE SAILED-IN TIME-CHARTER INDEX
      2000                                                   0.94                0.93                0.93                0.96
      2001                                                   1.02                1.07                1.14                1.13
      2002                                                   1.07                1.07                1.08                1.05

VOLUME OF CARGO CARRIED - MILLIONS OF TONNES
      JOINT SERVICE FLEET:
      2000                                                    3.7                 3.5                 4.1                 3.8
      2001                                                    3.9                 4.1                 4.3                 3.9
      2002                                                    3.4                 3.6                 3.5                 3.4

      REGIONAL FLEETS:
      2000                                                    2.0                 2.6                 2.7                 2.9
      2001                                                    3.0                 2.7                 2.7                 2.4
      2002                                                    2.4                 2.4                 2.4                 2.7

OPERATING DAYS
      JOINT SERVICE FLEET:
      2000                                                  6,516               6,485               6,734               6,642
      2001                                                  6,792               6,881               6,826               6,496
      2002                                                  6,257               6,117               6,076               5,972

      REGIONAL FLEETS:
      2000                                                  6,037               6,134               6,252               6,293
      2001                                                  5,565               5,688               5,681               5,771
      2002                                                  5,674               5,617               5,583               5,707

AVERAGE NUMBER OF SHIPS OPERATED IN THE PERIOD
      JOINT SERVICE FLEET:
      2000                                                     72                  70                  73                  73
      2001                                                     76                  75                  74                  71
      2002                                                     70                  66                  66                  68

      REGIONAL FLEETS:
      2000                                                     66                  67                  68                  69
      2001                                                     62                  62                  62                  63
      2002                                                     63                  61                  64                  64


Notes:

(a) Joint Service and Regional fleet statistics include those for time-chartered ships
(b) Regional fleet statistics include total joint venture activity and all cargo carried on behalf of the Joint Service
(c) Regional fleet statistics include the results of both the Northern Europe and US Gulf barging activities


STOLT TANK CONTAINERS DIVISION:
-------------------------------------------------------------------------------------------------------------------------------
TANK CONTAINERS OPERATED AND LEASED AT END OF PERIOD
      2000                                                 14,752              15,017              15,089            15,923
      2001                                                 15,670              15,295              14,737            14,184
      2002                                                 13,946              14,157              14,568            14,955

TANK CONTAINER UTILIZATION - %
      2000                                                   68.2%               69.4%               69.7%             69.8%
      2001                                                   67.7%               67.4%               66.5%             70.4%
      2002                                                   71.1%               77.6%               77.7%             76.9%


STOLTHAVEN TERMINALS DIVISION:
------------------------------------------------------------------------------------------------------------------------------------

AVERAGE MARKETABLE SHELL BARREL CAPACITY (MILLIONS OF BARRELS)
      2000                                                   4.96                4.96                4.98                5.00
      2001                                                   5.11                5.13                5.14                5.54
      2002(a)                                                2.82                3.03                3.32(b)             3.37

TANK CAPACITY UTILIZATION - %
      2000                                                   88.6%               92.9%               92.5%               90.9%
      2001                                                   94.5%               95.8%               94.7%               95.1%
      2002                                                   98.0%               98.1%               95.1%(b)            97.0%


(a) The reduction in capacity in 2002 reflects the sale of the Perth Amboy and Chicago terminals at the end of 2001.
(b)      As revised

                                 STOLT-NIELSEN S.A. AND SUBSIDIARIES
                                         SELECTED SEGMENT DATA
                                      (IN U.S. DOLLAR THOUSANDS)

The following tables present the contribution to net operating revenue, gross profit, income from operations, net income (loss) and total assets for each of the Company's business segments:



                                                               THREE MONTHS ENDED             TWELVE MONTHS ENDED
                                                          -----------------------------  --------------------------
                                                          NOVEMBER 30,  NOVEMBER 30,     NOVEMBER 30,  NOVEMBER 30,
                                                                 2002          2001             2002          2001
                                                          ------------  ---------------  ------------  ------------

NET OPERATING REVENUE:

Stolt-Nielsen Transportation Group:
     Stolt Parcel Tankers                                 $   175,016    $   182,989    $   691,785    $   754,867
     Stolt Tank Containers                                     59,938         53,426        227,600        214,368
     Stolthaven Terminals                                      14,289         19,896         58,549         78,447
                                                          -----------    -----------    -----------    -----------
                                                              249,243        256,311        977,934      1,047,682
Stolt Offshore                                                441,069        417,284      1,437,488      1,255,938
Stolt Sea Farm                                                125,336         79,009        435,706        374,378
Optimum Logistics                                                 223            114            961            418
SeaSupplier                                                        23           --              620           --
                                                          -----------    -----------    -----------    -----------
     TOTAL                                                $   815,894    $   752,718    $ 2,852,709    $ 2,678,416
                                                          ===========    ===========    ===========    ===========

GROSS PROFIT:
Stolt-Nielsen Transportation Group:
     Stolt Parcel Tankers                                 $    34,925    $    40,833    $   151,204    $   162,684
     Stolt Tank Containers                                     10,642         11,352         43,784         40,785
     Stolthaven Terminals                                       5,373          6,884         20,973         30,149
                                                          -----------    -----------    -----------    -----------
                                                               50,940         59,069        215,961        233,618
Stolt Offshore                                                   (519)        18,361         42,481         94,385
Stolt Sea Farm                                                  2,950        (11,489)         8,002         23,415
Optimum Logistics                                                 223            114            961            418
Sea Supplier                                                       23           --              620           --
                                                          -----------    -----------    -----------    -----------
     TOTAL                                                $    53,617    $    66,055    $   268,025    $   351,836
                                                          ===========    ===========    ===========    ===========

INCOME (LOSS) FROM OPERATIONS:
Stolt-Nielsen Transportation Group:
     Stolt Parcel Tankers                                 $    25,690    $    23,215    $    92,781    $    97,653
     Stolt Tank Containers                                      4,350          5,378         21,724         17,731
     Stolthaven Terminals                                       3,870          4,778         18,857         23,870
     Gain on Sale of Terminals                                   --           12,204           --           12,204
                                                          -----------    -----------    -----------    -----------
        SNTG before Restructuring Charges                      33,910         45,575        133,362        151,458
     SNTG Restructuring Charges                                (1,454)          --           (9,601)          --
                                                          -----------    -----------    -----------    -----------
                                                               32,456         45,575        123,761        151,458
Stolt Offshore                                                (24,378)        (1,267)       (17,172)        36,365
Stolt Sea Farm                                                 (6,273)       (17,148)       (20,002)          (409)
Optimum Logistics                                              (1,713)        (3,296)        (8,574)       (15,153)
SeaSupplier                                                    (1,430)        (2,248)        (5,553)        (8,110)
Write-off of goodwill                                        (118,045)          --         (118,045)          --
SNSA Other                                                     (2,035)           (55)        (3,539)        (1,238)
                                                          -----------    -----------    -----------    -----------
     TOTAL                                                $  (121,418)   $    21,561    $   (49,124)   $   162,913
                                                          ===========    ===========    ===========    ===========

NET INCOME (LOSS):
Stolt-Nielsen Transportation Group (a)                    $    19,774    $    27,762    $    68,105    $    69,883
SNTG Restructuring Charges                                     (1,454)          --           (9,601)          --
Stolt Offshore                                                (33,289)        (9,938)       (45,420)       (14,203)
Stolt Sea Farm                                                (15,636)       (19,389)       (37,646)       (14,178)
Optimum Logistics                                              (1,749)        (3,338)        (8,624)       (14,891)
SeaSupplier                                                    (1,459)        (2,278)        (5,705)        (8,328)
Write-off of Goodwill                                        (118,045)          --         (118,045)          --
SNSA:
     Minority interest in Stolt Offshore                       52,797          4,652         57,670          6,647
     Other                                                     (2,034)           (55)        (3,539)        (1,238)
                                                          -----------    -----------    -----------    -----------
     TOTAL                                                $  (101,095)   $    (2,584)   $  (102,805)   $    23,692
                                                          ===========    ===========    ===========    ===========



                                                                                              AS OF
                                                                                   ---------------------------
                                                                                    NOVEMBER 30,   NOVEMBER 30,
                                                                                           2002           2001
                                                                                   ------------    -----------

TOTAL ASSETS:
Stolt-Nielsen Transportation Group                                                  $ 1,827,686    $ 1,988,396
Stolt Offshore                                                                        1,458,604      1,560,263
Stolt Sea Farm                                                                          494,837        414,220
Optimum Logistics                                                                         4,797          7,883
SeaSupplier                                                                               1,151          1,112
                                                                                    -----------    -----------
     TOTAL                                                                          $ 3,787,075    $ 3,971,874
                                                                                    ===========    ===========


(a) Includes $7.3 million pertaining to the gain on sale of Perth Amboy and Chicago terminal assets in the fourth quarter of 2001.

                                      STOLT-NIELSEN S.A. AND SUBSIDIARIES
                                        ANALYSIS OF NON-RECURRING ITEMS
                                (IN U.S. DOLLAR MILLIONS, EXCEPT PER SHARE DATA)



                                                               THREE MONTHS ENDED             TWELVE MONTHS ENDED
                                                          -----------------------------  --------------------------
                                                          NOVEMBER 30,     NOVEMBER 30,   NOVEMBER 30,  NOVEMBER 30,
                                                                 2002             2001           2002          2001
                                                          ------------  ---------------  ------------  ------------

NET INCOME (LOSS) AS REPORTED                                 $(101.1)        $(2.6)         $(102.8)        $23.7

   Non-recurring items:

   Write-off for impairment of goodwill                         118.0            --            118.0           --

   Write-off for impairment of fixed assets of Stolt
      Offshore                                                    9.0            --              9.0           --

   Minority interest in Stolt Offshore write-offs
      of goodwill ($106.4) and fixed assets ($9.0)              (42.8)           --            (42.8)          --

   Gain on disposal of assets, net of
      minority interest in Stolt Offshore                        (0.7)         (8.5)            (7.0)         (9.4)

   Restructuring charges                                          1.4            --              9.6           --

   Write-off of Comex trade name, net of
       minority interest in Stolt Offshore                         --           4.2               --           4.2

                                                            ----------    ----------      ----------     ----------
INCOME (LOSS) BEFORE NON-RECURRING ITEMS                    $   (16.2)    $    (6.9)      $    (16.0)   $     18.5
                                                            ==========    ==========      ==========     ==========



PER SHARE DATA
NET INCOME (LOSS) AS REPORTED                               $    (1.84)    $   (0.05)     $     (1.87)  $      0.43

   Non-recurring items:

   Write-off for impairment of goodwill                           2.15           --              2.15          --

   Write-off for impairment of fixed assets of Stolt
      Offshore                                                    0.16           --              0.16          --

   Minority interest in Stolt Offshore write-offs
     of goodwill and fixed assets                                (0.78)          --             (0.78)         --

   Gain on disposal of assets, net of
     minority interest in Stolt Offshore                         (0.01)        (0.16)           (0.12)        (0.17)

   Restructuring charges                                          0.03           --              0.17           --

   Write-off of Comex trade name, net of
     minority interest in Stolt Offshore                           --           0.08               --          0.08

                                                            ----------    ----------       ----------    ----------
INCOME (LOSS) BEFORE NON-RECURRING ITEMS                       $ (0.29)       $(0.13)          $(0.29)        $0.34
                                                            ==========    ==========       ==========    ==========

AVERAGE SHARES OUTSTANDING                                      54,949        54,918           54,930        54,870
                                                            ==========    ==========       ==========    ==========
